As filed with the Securities and Exchange Commission on September 5, 2012

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

PowerShares Exchange-Traded Fund Trust,

PowerShares Exchange-Traded Fund Trust II,

PowerShares Actively Managed Exchange-Traded Fund Trust

and

Invesco PowerShares Capital Management LLC
File No. 812-13820

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:

Eric S. Purple Stacy L. Fuller K&L Gates LLP 1601 K Street, NW Washington, DC 20006	Alan P. Goldberg K&L Gates LLP 70 W. Madison St. Suite 3100 Chicago, Illinois 60602

With a copy to:

Andrew Schlossberg

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

John M. Zerr

Invesco Management Group, Inc.

11 Greenway Plaza

Houston, Texas  77046

Anna Paglia

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:	)
)
PowerShares Exchange-Traded Fund Trust PowerShares Exchange-Traded Fund Trust II PowerShares Actively Managed Exchange-Traded Fund Trust Invesco PowerShares Capital Management LLC	) ) ) ) ) ) ) )

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

I.                                         INTRODUCTION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares Actively Managed Exchange-Traded Fund Trust (each a “Trust”) and Invesco PowerShares Capital Management LLC (the “Adviser” and, together with the Trusts, “Applicants”)(1) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) as described below.  Applicants request that the order also extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit:  (1) a Fund (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered management investment companies, including open-end investment companies and closed-end investment companies (“Unaffiliated OEFs” and “Unaffiliated CEFs,” respectively, and together, the “Unaffiliated Investment Companies”), and unit investment trusts (“UITs”) (the “Unaffiliated Trusts,” and together with the

(1)                    All references herein to the term “Adviser” include successors-in-interest to the Adviser.  A “successor-in-interest” is an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Unaffiliated Investment Companies, the “Unaffiliated Funds”) in each case, that are not part of the same “group of investment companies” as the Funds of Funds;(2) (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end investment companies, closed-end investment companies and UITs in the same group of investment companies (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”);(3) and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of such Affiliated Funds to the Funds of Funds.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions described in (1) through (4) above from Section 17(a) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application.  Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices (generally, “ETFs”, and such Unaffiliated Funds, “Unaffiliated ETFs”).

All entities that currently intend to rely on the requested order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.(4)

II.                                     THE APPLICANTS

A.                                   The Trusts

Each Trust was organized as a Massachusetts business trust or Delaware statutory trust, as applicable, and is registered as an open-end management investment company under the Act.  The Trusts have multiple series and

(2)                    For purposes of this application, the same “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

(3)                    Underlying Funds that are registered closed-end management investment companies are referred to herein as “Underlying CEFs,” and Underlying Funds that are ETFs (as defined below) are “Underlying ETFs.” Underlying Funds that are registered open-end management investment companies and not ETFs are “Underlying OEFs.”

(4)                    In no case will a Fund of Funds rely on the exemption from Section 12(d)(1) granted to PowerShares Exchange-Traded Fund Trust, et al. in 2007.  In the Matter of PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27693 (Jan. 31, 2007) (notice) and 27743 (Feb. 27, 2007) (order).

have received exemptive relief to operate as ETFs.(5) Each series of a Trust will pursue distinct investment objectives and strategies.

B.                                     The Adviser

The Adviser is a Delaware limited liability company registered adviser under the Investment Advisers Act of 1940 with its principal executive offices at 301 West Roosevelt Road, Wheaton, Illinois 60187.  The Adviser is a direct, wholly-owned subsidiary of Invesco Ltd. (“Invesco”).  The Adviser or an entity controlling, controlled by or under common control with the Adviser serves as the investment adviser for each of the Funds.

III.                                 INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an ETF that either seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”) or is “actively managed” and does not seek to replicate the performance of an Underlying Index.  Certain Funds are structured as “funds of funds,” as they invest a portion or all of their assets in the securities of investment companies.  Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

Historically, the Funds have been able to purchase Underlying Funds in compliance with Section 12(d)(1).  Those Funds which invest in Underlying Funds in excess of the limitations specified in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act generally have been able to rely on Section 12(d)(1)(F) for purposes of investing in Unaffiliated Funds and on Section 12(d)(1)(G) for purposes of investing in Affiliated Funds.  As the number of Funds has grown, however, and because each Fund must aggregate its holdings with those of affiliated persons of the Fund for purposes of compliance with Section 12(d)(1)(F)(i) (which limits aggregate holdings to not more than three percent of an Underlying Fund’s outstanding stock), compliance with Section 12(d)(1) has become more difficult.

The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F) due to growth in the number of Funds, could adversely affect the ability of Funds to fully replicate their

(5)                    In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, Investment Company Act Release Nos. 25961 (Mar. 4, 2003) (notice) and 25985 (Mar. 28, 2003) (order).  Accordingly, the Fund issues and redeems shares at net asset value only in large blocks of shares.  Individual shares can be purchased in the secondary market on a major U.S. exchange.

benchmark indices or otherwise inhibit the ability of a Fund to engage in investment strategies consistent with the Fund’s objective.  In view of the foregoing, Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

IV.                                APPLICABLE LAW AND LEGAL ANALYSIS

A.                                   Section 12(d)(1)

(1)                                  Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•                            duplicative costs;

•                            the exercise of undue influence or control over the underlying funds; and

•                            the complexity of such arrangements.(6)

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

(6)                    See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“PPI Report”).

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

(2)                                  Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C).  Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

(3)                                  No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies.  Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees (“Board”) and management.(7)  Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or

(7)                    The term “Board,” as used in this application, refers to the board of directors or trustees, as applicable, of the specified entity.

Boards of the Underlying Funds.(8)  Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that:

•                  the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, and

•                  any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

With respect to a Fund’s investments in an Unaffiliated CEF, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated CEF in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated CEF in the same proportion as the vote of all other holders of the same type of Unaffiliated CEF’s shares.  If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

Condition 1 addresses the concern that Unaffiliated CEFs may be unduly influenced by a holder’s ability to vote a large block of stock.  The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment

(8)                    Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying CEF.

advisory contract or to convert the fund to an open-end fund.  By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances.  As the Commission observed in the PPI Report,

Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.(9)

Condition 1 protects Unaffiliated CEFs from such undue influence by requiring that (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated CEF in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated CEF in the same proportion as the vote of all other holders of the same type of such Unaffiliated CEF’s shares.  In this way, Condition 1 protects Unaffiliated CEFs from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to assure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company

(9)                    PPI Report at 324.

exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings.  Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”).  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Fund (other than an Unaffiliated ETF or an Unaffiliated CEF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(10)

(4)                                  No Excessive Layering of Fees

Based on the proposed structure, Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

(10)              An Unaffiliated Fund (including an Unaffiliated ETF or an Unaffiliated CEF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.  In addition, subject solely to the giving of notice to a Fund of Funds, an Unaffiliated Fund (including an Unaffiliated CEF) could terminate a Participation Agreement with the Fund of Funds.  The terms of the Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).(11)  In this regard, Applicants note that, with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees.  Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

(5)                                  Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d) (1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more

(11)              Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

B.                                     Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).(12)  For example, because the Adviser serves as investment adviser to the Fund of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another.  The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Underlying Funds’ outstanding voting securities.  For example, the sale by an Underlying OEF to the Fund of Funds and the redemption by the Underlying OEF of the Fund of Funds may be deemed to violate Section 17(a).  Similarly, the

(12)              Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

participation by the Fund of Funds in a secondary offering of the an Underlying CEF  may be deemed to violate Section 17(a).(13)

Section 17(b) permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by Underlying OEFs to a Fund of Funds, and Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by an Underlying CEF to a Fund of Funds.  In both contexts, the principal policy concern is the potential for overreaching by the affiliated Underlying Fund of the Fund of Funds.  As stated above, there is only one type of sales transaction by an Underlying CEF that would require relief from Section 17(a) — namely, an underwritten follow-on offering made by the Underlying CEF.  In such a transaction, the Underlying CEF’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund.  For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Underlying CEFs presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Underlying OEFs to Funds of Funds.  Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

(13)              In both instances, the purchase by the affiliated fund of the open- or closed-end fund’s shares is permitted by Section 17(a)(2).  Further, Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Underlying ETF or Underlying CEF, regardless of whether the Fund of Funds and Underlying Fund may be deemed to be affiliated persons.

Applicants further believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching.  The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act.(14)  Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

V.                                    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies.  See Schwab Capital Trust, et al. Investment Company Act Release Nos. 24067 (October 1, 1999) (Notice) 23113 (October 27, 1999) (Order) (the “Schwab Order”).  There, applicants requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts.  The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).(15)

Applicants also note that substantially similar relief was granted in In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27849 (June 1, 2007) (Order) and 27820 (May 9, 2007) (Notice); Members Mutual Funds, et al., Investment Company Act Release Nos. 27598 (December 13, 2006) (Notice) and 27657 (January 9, 2007) (Order); John Hancock Trust, et al., Investment Company Act Release Nos.

(14)              Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated ETF or an Unaffiliated CEF through secondary market transactions rather than through principal transactions with such Unaffiliated Fund.  Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Unaffiliated ETF or Unaffiliated CEF to purchase and redeem shares from such Unaffiliated ETF and to purchase shares from such Unaffiliated CEF.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Unaffiliated ETF or Unaffiliated CEF could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Unaffiliated Fund is also an investment adviser to the Fund of Funds.

(15)              See also, In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

27848 (May 30, 2007) (Notice) and 27873 (June 26, 2007) (Order); Northern Institutional Funds, et al., Investment Company Act Release Nos. 28119 (January 16, 2008) (Notice) and 28149 (February 12, 2008) (Order); and Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (July 31, 2008) (Notice) and 28366 (August 26, 2008) (Order).

Applicants’ requested relief differs from this precedent only in that Applicants seek an order that would allow the Trusts to invest in closed-end investment companies, in addition to open-end investment companies.  In the Prior UIT Orders, however, the Commission has granted Section 12(d)(1) exemptive relief to funds of funds organized as unit investment trusts, which relief extends to investments in both open-end and closed-end funds.(16)

Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this application. Distinctions between UITs and the Funds may, however, raise questions regarding whether the Funds’ investments in closed-end Underlying Funds implicate greater concerns with respect to the (i) layering of fees and expenses; and (ii) the exercise of undue influence over Unaffiliated CEFs.(17)  Applicants believe that the proposed conditions in this application adequately address these two concerns.

With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds do charge advisory fees, Applicants believe that Condition 9 of the application adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invest, including any closed-end Underlying Fund.(18)

(16)              See, e.g., In the Matter of First Trust Portfolios, L.P., et al., Investment Company Act Release Nos. 26261 (Nov. 21, 2003) (notice) and 26297 (Dec. 17, 2003) (order); In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (April 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (collectively, the “Prior UIT Orders”).

(17)              See PPI Report, cited by the Prior UIT Orders.

(18)              With respect to fees payable by a Fund of Funds to the Adviser or Sub-Adviser, sales charges and/or services fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of the application.

With respect to undue influence, the Prior UIT Orders discuss the possibility of a depositor or sponsor using its ability to control the secondary market in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.(19)

Further, although prior orders issued to funds of funds organized as management investment companies generally have not extended relief to investments in Underlying CEFs, such relief is warranted here given the terms and conditions of the application.  As discussed above, Section 12(d)(1) of the Act is designed to prevent the pyramiding of investment companies and the abuses associated with such pyramiding, including the exercise of undue influence by a fund of funds over underlying funds, layering of fees and unnecessary complexity.  Investments by funds of funds in underlying closed-end funds present these same potential abuses.  One significant difference between Underlying OEFs and Underlying CEFs, however, is that, whereas Underlying OEFs may be unduly influenced by the threat of large-scale redemptions, Underlying CEFs cannot be so influenced because they do not issue redeemable securities and, therefore, are not subject to large-scale redemptions.  A Fund of Funds may exercise undue influence over an Unaffiliated CEF, however, through the voting of its shares and this concern may be greater with respect to the Funds investing in Unaffiliated CEFs than with respect to UITs investing in Unaffiliated CEFs.  Nevertheless, Condition 1 adequately addresses this concern.  Therefore, notwithstanding the differences between UITs and the Funds of Funds discussed above, Applicants believe that the Prior UIT Orders support the view that the conditions included in the application adequately address the concerns underlying Section 12(d)(1) of the Act as they relate to investments in Underlying CEFs.

With respect to the other concerns designed to be addressed by Section 12(d)(1) — namely,  layering of fees and unnecessary complexity — Applicants see no distinction between investments by funds of funds in open-end funds and closed-end funds.  Like investors in funds of funds that invest in open-end underlying funds, investors in funds of funds that invest in closed-end underlying funds are potentially subject to duplicative advisory fees and

(19)              The threat of large scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large scale redemptions is mitigated. However, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds as they do not honor redemptions and most transactions in their shares occur on the secondary market.

administrative expenses, including service and custodial fees.  As discussed above, however, the terms and conditions of this application address the potential payment by Fund of Funds’ investors of duplicative fees from the Fund of Funds’ investments in Underlying OEFs and Underlying CEFs.  More specifically, Condition 9 requires that the Board of any Fund of Funds relying on the requested order, including a majority of the Independent Trustees, find that the advisory fees being paid by the Fund of Funds are not duplicative of services provided under the advisory contract of an Underlying Fund; in light of the typical nature of closed-end funds and their investment strategies, applicants expect that the services being provided by such funds’ investment advisers would not be duplicative of the services being provided by the Fund of Funds’ adviser and that the Board could make the finding required by Condition 9.

Further, Condition 11 prevents any sales load and/or service fees charged with respect to a Fund of Funds from exceeding the limits applicable to funds of funds in NASD Conduct Rule 2830, regardless of whether the Fund of Funds invests in Underlying OEFs or Underlying CEFs.  Applicants believe that investments by Funds of Funds in Underlying CEFs are at least as likely to allow a Fund of Funds to meet this standard as investments in Underlying OEFs as few closed-end funds charge service fees, including Rule 12b-1 fees, and purchases of closed-end fund shares on the secondary market are not subject to a sales charge.  Thus, Applicants believe that the fee-related conditions protect Fund of Funds investors, as intended.

Moreover, Condition 12 adequately protects Fund of Funds investors from unnecessary complexity.  Condition 12, in essence, precludes any Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits set forth in Section 12(d)(1)(A), except to the extent such securities are received as a dividend or in a reorganization or acquired pursuant to exemptive relief granted by the Commission to allow the Underlying Fund to manage short-term cash balances or engage in inter-fund borrowing and lending transactions.  Pursuant to Condition 12, therefore, neither an Underlying OEF nor an Underlying CEF can itself be a fund of funds and result in the Fund of Funds being unnecessarily complex.

Further, the Commission recently granted exemptive relief to permit registered open-end funds to invest in affiliated and unaffiliated registered open-end and closed-end funds in excess of the limits of Sections 12(d)(1)(A), (B) and (C).  See Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30096 (June 5, 2012) (Order) and 30063 (May 10, 2012) (Notice).  That relief is substantially the same as the relief requested herein by Applicants.

Therefore, Applicants believe that the application, including its terms and conditions, appropriately addresses the concerns raised by the proposed investments of the Funds of Funds in the Underlying Funds and should be granted.

VI.                                CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VII.                            APPLICANT’S CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

(1)                                  The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  With respect to a Fund’s investment in an Unaffiliated CEF, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated CEF in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated CEF in the same proportion as the vote of all other holders of the same type of such Unaffiliated CEF shares.  If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

(2)                                  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

(3)                                  The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

(4)                                  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

(5)                                  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

(6)                                  The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.

The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

(7)                                  Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

(8)                                  Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

(9)                                  Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

(10)                            The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

(11)                            Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

(12)                            No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VIII.                        PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same.  Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IX.                                REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.                                    NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

Invesco PowerShares Capital Management LLC

301 West Roosevelt Road

Wheaton, Illinois 60187

All questions concerning this application should be directed to the persons listed on the cover page of this application.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Benjamin Fulton
Benjamin Fulton
Managing Director

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust II (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

AUTHORIZATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, Benjamin Fulton states that all actions necessary to authorize the execution and filing of this application by Invesco PowerShares Capital Management LLC have been taken, and that as Managing Director thereof, he is authorized to execute and file the same on behalf of Invesco PowerShares Capital Management LLC.

/s/ Benjamin Fulton
Benjamin Fulton	September 5, 2012
Managing Director

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust II, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

VERIFICATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 5, 2012
President

VERIFICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Invesco PowerShares Capital Management LLC, that he is Managing Director of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Fulton
Benjamin Fulton	September 5, 2012
Managing Director